FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024
Commission File Number: 001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated September 9, 2024, of OceanPal Inc. (the "Company"), announcing today that it has taken delivery of the m/t Zeze Start, a 2009-built tanker vessel having a carrying capacity of 49,999 dwt, that the Company entered into an agreement to purchase in late July 2024, as previously announced on Form 6-K on July 16, 2024. The acquisition of the m/t Zeze Start is being funded in part by the shares of the Company's Series D Preferred Stock.

Attached to this Report on Form 6-K as Exhibit 4.1 is a copy of the Company's Second Amended and Restated Statement of Designation of the Rights, Preferences and Priviledges of the 7.0% Series D Cumulative Convertible Perpetual Preferred Stock of OceanPal Inc (the "Series D Preferred Stock"), relating to the shares of Series D Preferred Stock issued solely in connection with the delivery of the m/t Zeze Start.

Attached to this Report on Form 6-K as Exhibit 4.2 is a copy of the Company's Amended and Restated Stockholders’ Rights Agreement (the "Rights Agreement") entered into by OceanPal Inc. (the "Company") and Computershare Trust Company, N.A., as rights agent, on September 6, 2024, which amends the Rights Agreement to update the definition of an "Acquiring Person" and the "Exercise Price".

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961 and 333-273073) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023 and July 14, 2023, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: September 9, 2024
	By:	/s/Robert Perri
Robert Perri
Chief Executive Officer

Exhibit 99.1

Corporate Contact:
Margarita Veniou
Chief Corporate Development and Governance Officer
and Secretary
Telephone: +30-210-9485-360
Email: mveniou@oceanpal.com
Website: www.oceanpal.com
X: @OceanPal_Inc
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

OCEANPAL INC. ANNOUNCES DELIVERY OF THE
MR2 TANKER VESSEL ZEZE START

ATHENS, GREECE, September 9, 2024 – OceanPal Inc. (NASDAQ:OP) (“OceanPal” or the “Company”), a global shipping company specializing in the ownership of vessels, today announced that it has taken delivery of the m/t Zeze Start, a 2009-built tanker vessel having a carrying capacity of 49,999 dwt (the “Vessel”), that the Company entered into an agreement to purchase in late July 2024. The acquisition of its first tanker vessel reflects OceanPal’s view that it is the right time to diversify the Company’s fleet so as to take advantage of opportunities in the product tanker sector.

Upon completion of the previously announced sale of the m/v Baltimore, OceanPal Inc.’s fleet will consist of 4 dry bulk vessels (1 Capesize and 3 Panamax) and an MR2 tanker vessel. A table describing the current OceanPal Inc. fleet can be found on the Company’s website, www.oceanpal.com. Information contained on the Company’s website does not constitute a part of this press release.

About the Company
OceanPal Inc. is a global provider of shipping transportation services, specializing in the ownership and operation of dry bulk vessels and product tankers. The Company is engaged in the seaborne transportation of bulk commodities, including iron ore, coal, and grain, as well as refined petroleum products. OceanPal’s fleet is primarily employed on time charter trips with short to medium duration and spot charters, with a strategic focus on maximizing long-term shareholder value.
Forward Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk and petroleum products shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.